UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 30, 2016, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1656108/000147793216012768/gkinvestment_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly- owned or majority-owned subsidies and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. Pursuant to the offering statement, we are offering up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds purchased and issued, we anticipate that the net proceeds will be $44,650,000 and will be used to pay down existing indebtedness and acquire rental properties in our target asset class. As of June 30, 2017, we had sold $4,819,000 of Bonds and under our current offering statement, we are permitted to continue to sell Bonds through September 30, 2017. We intend to file a post-qualification amendment to the offering statement prior to expiration of the offering period that will, among other things, extend the offering until September 30, 2018.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

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Lake Mead Crossing

On November 12, 2015, we acquired, through wholly-owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 221,200 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 155,100 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 66,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $29,500,000 from Nevada State Bank, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, allocated between LM Partners and LM Development, of which $9,968,483 was outstanding as of June 30, 2017 . The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan, allocated between LM Partners and LM Development, of which $648,100 was outstanding as of June 30, 2017. For more details on the terms of the financing, please see “Item 3. Financial Statements” herein and “Certain Relationships and Related Transactions” in the Offering Statement.

After the acquisition of Lake Mead Crossing, the Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,800 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan.

As of June 30, 2017, the portion of Lake Mead Crossing owned by LM Partners is 97.2% leased and the portion of Lake Mead Crossing owned by LM Development is 52.5% leased.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet. It is 92.2% leased to numerous tenants and the leases are expiring on various dates between 2017 and 2022. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000, all of which was funded upon acquisition, (ii) an interim loan from GK Development of $2,305,000, and (iii) proceeds from this offering of $1,750,000.

Financial Summary

For the six-month period ended June 30, 2016, GK Investment Holdings, Inc had revenue of $1,951,575, consolidated net income before depreciation and amortization of $293,203 and a consolidated net loss of $851,748.

In the most recent six-month period ending June 30, 2017, we had revenue of $2,960,627, consolidated net income before depreciation, amortization and gain on sale of rental property of $395,247 and consolidated net income of $467,999.

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Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2017, from January 1, 2017 to June 30, 2017.

As of June 30, 2017, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 213,400 square feet of rentable commercial space, taking into account the sale of a portion of Lake Mead Crossing to PDCS, and (ii) a Class A office building located in Walnut Creek, California consisting of approximately 108,000 square feet of rentable commercial space. Lake Mead Crossing was acquired on November 12, 2015 and GK Development assumed management responsibilities on May 1, 2016. 2700 Ygnacio was acquired on January 30, 2017 and GK Development assumed management responsibilities on the acquisition date.

In the six-month period from January 1, 2017 through June 30, 2017, our total revenues from operations amounted to $2,960,627. Operating costs for the same period, including depreciation and amortization of $1,666,130 but excluding interest expense of $1,615,817, amounted to $2,619,009. This resulted in operating income of $467,999, after taking into interest expense of $1,615,817, gain on sale of rental property of $1,738,882 and certain other miscellaneous items of income and expense.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2017, we had cash on hand of $614,764 and restricted cash (funded reserves) of $642,229. The funded reserves are required as a condition precedent of the mortgage loans payable and the Indenture related to the Bonds, which requires 7% of the gross proceeds from the offering of our Bonds be placed into a reserve account held by the Bond trustee until October 17, 2017. We are currently offering investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds; of which, $4,819,000 were sold as of June 30, 2017. We anticipate that the total net proceeds of the offering, if successful, will amount to $44,650,000, which will enable us to pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

The loan from Barrington Bank, matures on November 12, 2017. The loan is secured by the rental property owned by LM Development as well as a personal guarantee by an affiliate of one of our members. The rental property acquired by LM Development, was acquired at a bargain purchase price resulting in a bargain purchase price adjustment of $4,936,000 being recorded as of the date of acquisition, November 12, 2015. The fair value was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. At the date of acquisition, LM Development obtained a $2,700,000 first mortgage loan from Barrington Bank, which resulted in a loan-to-value of 34.02%, exclusive of mezzanine debt. The Company is currently in discussions to extend the loan beyond November 12, 2017, and management is of the opinion that doing so under similar terms, will not be an issue.

The Company is offering $50,000,000 of the Bonds at a purchase price of $1,000 per Bond. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. As of June 30, 2017, $4,819,000 of Bonds have been sold and through September 28, 2017, $5,260,000 have been sold. The proceeds from the offering received to date have been used for the acquisition of 2700 Ygnacio, and it is our intention to use future proceeds to repay a portion of existing mezzanine debt and other existing indebtedness and acquire additional commercial rental properties in our target asset class.

LM Partners sold a building containing approximately 7,800 rentable square feet to PDCS for $4,000,0000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan. The pay down of the debt reduces the future liquidity requirements of the Company. Our other short-term liquidity requirements include the payment of the interest on our mortgage loans and other loans from both GKSI IV and GK Development.

Trend Information

None.

Item 2. Other Information

None.

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Item 3. Financial Statements

GK Investment Holdings, LLC
Consolidated Balance Sheets

	(Unaudited)
	June 30,	December 31,
	2017	2016
ASSETS
Rental properties	$55,409,494	$44,329,103
Less: Accumulated depreciation	1,940,570	1,266,411
	53,468,924	43,062,692

Cash	614,764	1,187,293
Accounts receivable - tenants	102,575	141,707
Deferred rent receivable	106,013	48,514
Deferred leasing costs - Net	843,881	528,161
Lease intangibles - Net	4,407,211	3,228,195
Restricted cash - funded reserves	642,229	141,508
Other receivables - tenant	-	75,969
Other assets	104,612	1,026,758

Total assets	$60,290,209	$49,440,797

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Notes payable - Net	$49,778,981	$42,995,515
Bonds payable - Net	4,391,089	1,320,126
Accrued financing fees payable	459,070	297,570
Accounts payable	62,234	-
Deferred rent	116,784	7,006
Lease intangibles - Net	2,194,834	2,235,743
Accrued interest	175,562	138,211
Other accrued liabilities	101,553	88,289
Due to affiliates	239,845	138,773
Tenant security deposits	105,144	22,450
Total liabilities	57,625,096	47,243,683

Commitments and Contingencies (Notes 8 and 9)

Members' Equity
Members' Equity	2,665,113	2,197,114

	$60,290,209	$49,440,797

See Notes to Consolidated Financial Statements

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GK Investment Holdings, LLC
Consolidated Statements of Operations (Unaudited)
For the Six Months Ending June 30, 2017 and 2016

	For the Six Months Ending June 30, 2017	For the Six Months Ending June 30, 2016
Revenues
Minimum rents	$2,708,999	$1,759,243
Tenant recoveries	251,628	190,527
Other rental income	-	1,805
	2,960,627	1,951,575

Operating Expenses
Operating expenses	562,250	294,957
Insurance	40,776	22,576
Management fees	107,454	54,800
Professional fees	44,687	-
Real estate taxes	197,712	105,977
Acquisition and closing costs	-	2,450
Depreciation and amortization	1,666,130	1,144,951
	2,619,009	1,625,711

Other Income and (Expense)
Interest income	11	-
Interest expense	(1,615,817)	(1,177,613)
Miscellaneous income	3,305	-
Gain on sale of rental property	1,738,882	-
	126,381	(1,177,613)

Consolidated Net Income/(Loss)	$467,999	$(851,748)

In the opinion of management all adjustments necessary in order to make interim financial statements not misleading have been included.

See Notes to Consolidated Financial Statements

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GK Investment Holdings, LLC
Consolidated Statements of Members' Equity
For the Six Months Ending June 30, 2017 and for the Year Ended December 31, 2016

	Unaudited For the Six Months Ending June 30, 2017	December 31, 2016

Balance - Beginning of Period	$2,197,114	$3,790,313

Consolidated Net Income/(Loss)	467,999	(1,593,199)

Balance - End of Period	$2,665,113	$2,197,114

See Notes to Consolidated Financial Statements

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GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
For the Six Months Ending June 30, 2017 and 2016

	For the Six Months Ending June 30, 2017	For the Six Months Ending June 30, 2016
Cash Flows from Operating Activities

Consolidated Net Income/(Loss)	$467,999	$(851,748)
Adjustments to reconcile consolidated net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	1,666,130	1,144,951
Amortization of above-market leases	193,891	157,502
Accretion of below-market leases	(233,516)	(220,376)
Deferred rent receivable - Net	(57,499)	(21,464)
Gain on sale of rental property	(1,738,882)	-
Amortization of debt issuance costs	115,865	96,227
Amortization of bond issuance costs	25,661	-
Changes in:
Accounts receivable - tenants	39,132	(88,014)
Other receivables - tenant	75,969	6,543
Other assets	(82,853)	(1,376)
Accounts payable	62,234	(11,954)
Deferred rent	109,778	(41,834)
Accrued interest	37,351	(54,217)
Other accrued liabilities	13,264	60,247
Due to affiliates	101,072	(696,596)
Tenant security deposits	82,694	-
Net cash provided by/(used in) operating activities	878,290	(522,109)

Cash Flow from Investing Activities
Acquisition of rental properties	(14,905,290)	(63,000)
Acquisition costs incurred	(369,573)	-
Additions of rental property	(66,383)	-
Net proceeds from sale of rental property	3,618,905	-
Payment of deferred leasing commissions	(107,161)	(9,316)
Deposits for acquisition of rental property	1,005,000	-
Net deposit to restricted cash - funded reserves	(500,721)	(15,884)

Net cash (used in) investing activities	(11,325,223)	(88,200)

See Notes to Consolidated Financial Statements

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GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
For the Six Months Ending June 30, 2017 and 2016

	For the Six Months Ending June 30, 2017	For the Six Months Ending June 30, 2016

Cash Flows from Financing Activities
Proceeds from notes payable	$12,775,000	$1,448,484
Repayment payment on notes payable	(5,319,000)	-
Principal payment on notes payable	(466,887)	(376,310)
Payment of financing costs	(160,012)	(534,000)
Proceeds from bonds payable	3,364,000	-
Payment of bond issue costs	(318,697)	-

Net cash provided by financing activities	9,874,404	538,174

Net Increase (decrease) in Cash	(572,529)	(72,135)

Cash - Beginning of period	1,187,293	186,278

Cash - End of period	$614,764	$114,143

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,436,940	$1,135,603

Supplemental Disclosure of Non-cash Investing and Financing Activities

Financing fees accrued and not paid	$161,500	$-

Acquisition costs accrued and not paid	$20,000	$-

See Notes to Consolidated Financial Statements

9

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $4,819,000 and $1,455,000 was sold as of June 30, 2017 and December 31, 2016, respectively (Note 9). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies, were formed, and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company, was formed with LM Parent as its sole member. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio Partners”), a Delaware limited liability company, was formed. LM Parent, LM Development and Ygnacio Partners are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of June 30, 2017, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio Partners – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossing"). Lake Mead Crossing was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossing, GKIH had no activity. Ygnacio Partners was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California (“2700 Ygnacio”). 2700 Ygnacio was purchased on January 30, 2017.

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The acquisition of Lake Mead Crossing was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

The acquisition of 2700 Ygnacio was financed with (i) bond proceeds in the amount of $1,750,000; (ii) a first mortgage loan in the maximum amount of $11,325,000, of which $500,000 was retained by the lender to establish a tenant improvement/lease commission escrow reserve; and (iii) an interim loan from GK Development, Inc. of which $2,305,000 was funded upon acquisition.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH as set forth in the Agreement.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, short-term trade receivables, payables, notes payable and bonds payable. The carrying values of cash, short-term receivables, and payables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

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Rental Properties - Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The fair value of the tangible assets of the acquired property is determined using the income approach methodology of valuation, which value is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon an independent third-party appraiser. In valuing an acquired property’s intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

Impairment of Assets - The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2017 and December 31, 2016.

Debt Issuance Costs - Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs - Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs - Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations. Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

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Upon the acquisition of both Lake Mead Crossing and 2700 Ygnacio (the “Properties”), the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income.

Upon the acquisition of the Properties, the Company estimated the fair market value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the fair value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2017 and December 31, 2016, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded; such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

Restricted Cash –Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for the loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date (October 17, 2016).

Rental Revenue – GAAP requires that the rental income be recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as deferred rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. Estimated recoveries, from tenants that pay for their pro rata share of real estate taxes, insurance, and other operating expenses, are recognized as revenue in the period the applicable expenses are incurred.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities for federal income tax reporting purposes and are treated as a component of GKIH for federal income tax purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

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GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of June 30, 2017 and December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policies –As of January 1, 2016, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The Company adopted this standard as management believes this presentation more accurately reflects the costs of borrowing for arrangements in which debt issuance costs are incurred.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” and provides further guidance for evaluating whether a transaction be accounted for as an acquisition of an asset or a business. ASU 2017-01 is effective for interim annual periods beginning after December 15. 2017, and early adoption is permitted. The new standard is required to be applied prospectively to transactions occurring after the date of adoption. Under the ASU, we believe most of our future acquisitions of operating properties will qualify as asset acquisitions and most future transaction costs associated with these acquisitions will be capitalized. As of January 30, 2017, the Company early adopted ASU 2017-01 and the acquisition costs totaling $369,573, related to our acquisition of 2700 Ygnacio, were capitalized.

Recent Accounting Pronouncements – In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The FASB has further issued several other ASUs that clarify specific matters within ASC 606, including ASU No. 2015-14 to defer the effective date. The effective date for the Company will be in the year ended December 31, 2019. The Company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash,” which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company beginning January 1, 2019. The adoption of this ASU will impact the presentation of the consolidated statements of cash flows, as well as require additional footnote disclosure to reconcile the consolidated balance sheet to the revised consolidated cash flow statement presentation.

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Note 2 - Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life-Years	June 30, 2017	December 31, 2016

Land	-	$25,833,373	$15,753,199
Land Improvements	10	2,516,513	2,562,407
Buildings	35-40	25,088,810	25,029,982
Tenant Improvements	(a)	1,970,798	983,515
Total Cost		55,409,494	44,329,103

(Less) accumulated depreciation		(1,940,570)	(1,266,411)

Net rental properties		$53,468,924	$43,062,692

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $740,649 for the six months ended June 30, 2017 and $543,951 for the six months ended June 30, 2016.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis Of Amortization	June 30, 2017	December 31, 2016

Leasing commissions	Lease Terms	$1,168,724	$728,353

(Less) accumulated amortization
Leasing commissions		(324,843)	(200,192)

Deferred leasing costs - net		$843,881	$528,161

Total amortization expense charged to operations amounted to $139,474 for the six months ended June 30, 2017 and $86,854 for the six months ended June 30, 2016.

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Note 4 - Lease Intangibles

Lease intangible assets are summarized as follows:

	June 30, 2017	December 31, 2016

Above-market leases	$1,310,859	$998,730
In-place leases	5,510,575	3,761,204

Total cost	6,821,434	4,759,934

(Less) accumulated amortization
Above-market leases (reduction in rental income)	(529,753)	(359,634)
In-place leases (included in amortization expense)	(1,884,470)	(1,172,105)
	(2,414,223)	(1,531,739)

Lease intangible assets - net	$4,407,211	$3,228,195

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $193,891 for the six months ended June 30, 2017 and $157,502 for the six months ended June 30, 2016. Total amortization expense, attributable to in-place leases, included in depreciation and amortization, amounted to $786,007 for the six months ended June 30, 2017 and $514,146 for the six months ended June 30, 2016.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2017 (remaining six months)	$808,259	$200,962	$1,009,221
2018	1,257,655	401,923	1,659,578
2019	814,802	178,221	993,023
2020	228,612	-	228,612
2021	163,457	-	163,457
Thereafter	353,320	-	353,320

	$3,626,105	$781,106	$4,407,211

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Lease intangible liabilities consisted of:

	June 30, 2017	December 31, 2016

Below market leases	$2,937,297	$2,744,690

(Less) accumulated accretion (increase in rental income)	(742,463)	(508,947)

Lease intangible liabilities - net	$2,194,834	$2,235,743

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $233,516 for the six months ended June 30, 2017 and $220,376 for the six months ended June 30, 2016. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2017 (remaining six months)	$236,799
2018	402,493
2019	350,666
2020	211,283
2021	178,043
Thereafter	815,550

$2,194,834

Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. See Note 12 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 2 inputs.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

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Note 6 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund capital improvements for new tenants. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio Partners, LLC (“Ygnacio Partners”):

Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was initially funded from the Mutual Bank of Omaha loan proceeds to be used to fund capital improvements for new tenants, approximately $100,000 of this reserve was subsequently used. Ygnacio Partners is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan.

GK Investment Holdings, LLC:

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on October 17, 2017, the first anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Restricted cash - funded reserves consisted of:

	June 30, 2017	December 31, 2016

Tenant improvement/lease commission reserves	$399,570	$39,658
Bond service reserve	242,659	101,850

	$642,229	$141,508

Note 7 – Other Receivable-Tenant

On acquisition of the rental property by LM Partners, LM Partners assumed a receivable owed by one of the tenants, Pacific Dental Services, LLC (“PDCS”). LM Partners sold to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). See Note 13. The sale closed on March 20, 2017 and the outstanding receivable balance was repaid.

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Note 8 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

A. Nevada State Bank

Concurrent with the acquisition of the Property by LM Partners, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) is available through November 12, 2017, to fund leasing commissions and tenant improvements approved by the lender. As of June 30, 2017, $63,000 had been funded from NP 2. NP 1 and NP 2 are collectively referred herein as (the “Notes”). In conjunction with the sale of 7,790 square foot building to PDCS (Note 13), LM Partners made a principal payment on the NP 1 loan in the amount of $2,700,000.

NP 1 bears interest at 4.00% per annum and is payable in monthly principal and interest payments of $141,904, effective April 2017.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments based on a twenty-three-year loan amortization period until maturity.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $12,000,000 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

B. GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At June 30, 2017, $9,538,483 and $430,000 was owed by LM Parent and LM Development, respectively, aggregating to $9,968,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date.

If the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,765,000, in the aggregate. This amount has been measured as of June 30, 2017, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

C. GK Development, Inc.

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, in the maximum amount of $2,608,100. The loan bears interest at 7.00% per annum and requires monthly interest only payments. The loan is payable on demand.

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In conjunction with the sale of 7,790 square foot building to PDCS, LM Partners made a principal payment on the GK Development, Inc. loan in the amount of $980,000.

Lake Mead Development, LLC (“LM Development”)

D. Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.80% and 3.37% per annum at June 30, 2017 and December 31, 2016, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2017. LM Development is in the process of renewing the loan with Barrington Bank & Trust, Co., N.A.

The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

E. GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At June 30, 2017, $9,538,483 and $430,000 was owed by LM Parent and LM Development, respectively, aggregating to $9,968,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. If the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,765,000, in the aggregate. This amount has been measured as of June 30, 2017, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

2700 Ygnacio Partners, LLC (“Ygnacio Partners”)

F. Mutual of Omaha Bank

Concurrent with the acquisition of the rental property by Ygnacio Partners, Ygnacio Partners entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund a tenant improvement/lease commission reserve account to be used fund leasing commissions and tenant improvements approved by the lender.

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The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, however, the loan can be extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% to of the amount prepaid during the first six years of the term of the loan. Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements.

G. GK Development, Inc.

On December 22, 2016, Ygnacio Partners entered into an Assignment of Purchase and Sale Agreement with GK Development, Inc. (“Assignment”), pursuant to which GK Development, Inc. assigned to Ygnacio Partners a Purchase and Sale Agreement, as amended, to acquire the three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Concurrent with the entry into the Assignment, Ygnacio Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, for an amount of $855,000. The loan proceeds were used to fund the acquisition escrow deposit. The loan, which is payable on demand, bears interest at 7% per annum and requires monthly interest only payments.

Concurrent with the acquisition of the rental property by Ygnacio Partners, Ygnacio Partners entered into an unsecured loan agreement with GK Development, Inc., in the amount of $1,450,000. This loan, which was fully repaid as of April 10, 2017, bore interest at 12.00% per annum through March 17, 2017 and 18% per annum thereafter through the re-payment date. Additionally, Ygnacio Partners was required to pay a financing fee equal to 2% calculated on the amount borrowed.

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Notes payable is summarized as follows:

		June 30, 2017	December 31, 2016

Nevada State Bank (NP 1)		$25,714,390	$28,757,262
Nevada State Bank (NP 2)		63,000	63,000
GK Secured Income IV, LLC		9,968,483	9,978,483
Barrington Bank & Trust Co. N.A.		2,601,900	2,634,600
Mutual of Omaha Bank		11,243,684	-
GK Development, Inc.		1,314,100	2,483,100

Total notes payable		$50,905,557	$43,916,445

	Basis of Amortization

Debt issuance costs	Loan Terms	$1,466,031	$1,144,518

(Less) Accumulated amortization		(339,455)	(223,588)

Debt issuance costs - net		1,126,576	920,930

Notes payable - net		$49,778,981	$42,995,515

Total amortization expense of debt issuance costs charged to operations amounted to $115,865 for the six months ended June 30, 2017 and $96,227 for the six months ended June 30, 2016, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

Future minimum principal payments are as follows:

Years Ending December 31	Total

2017 (remaining six Months)	$4,343,945
2018	10,856,139
2019	925,691
2020	961,247
2021	1,006,564
Thereafter	32,811,971

$50,905,557

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Note 9 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds will continue to be sold through September 30, 2017 (September 30, 2018 in the event the Company obtains a one-year extension) and the Company intends to use the bond proceeds to pay down existing indebtedness and to acquire additional commercial rental properties.

The bonds are issued under an Indenture with UMB Bank as the trustee. The Indenture places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.015 times the price to the public ($1,000 per bond) if redeemed after September 30, 2019 but on or before September 30, 2020; and (c) 1.01 times the price to the public ($1,000 per bond) if redeemed after September 30, 2020 but on or before September 30, 2021. See Note 11 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

Bonds payable is summarized as follows:

		June 30, 2017	December 31, 2016

Bonds Payable		$4,819,000	$1,455,000

	Basis of Amortization

Bond Issuance Costs	Bond Term	455,613	136,915

(Less) Accumulated amortization		(27,702)	(2,041)
Deferred bond issuance costs - net		427,911	134,874

Bonds payable - net		$4,391,089	$1,320,126

Total amortization expense of bond issuance costs charged to operations amounted to $25,661 for the six months ended June 30, 2017 and $0 for the six months ended June 30, 2016, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 10 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

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Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31

2017 (remaining six months)	$2,761,258
2018	5,347,596
2019	3,782,301
2020	1,983,205
2021	1,552,357
Thereafter	2,226,956

$17,653,673

A number of leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of June 30, 2017, four tenants currently occupy 68.96% of the portion of the retail power center owned by LM Partners, representing approximately 40.16% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2020. These same tenants account for 32.26% of minimum rents for the six months ended June 30, 2017 and 46.82% of minimum rents for the six months ended June 30, 2016.

Lake Mead Development, LLC

As of June 30, 2017, two tenants currently occupy 50.73% of the portion of the power center owned by LM Development, representing approximately 91.82% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 7.30% of minimum rents for the six months ended June 30, 2017 and 31.07% of minimum rents for the six months ended June 30, 2016.

2700 Ygnacio Partners, LLC

As of June 30, 2017, three tenants currently occupy 64.90% of the portion of the office building owned by Ygnacio Partners, representing approximately 57.30% of the future minimum base rental revenue under leases expiring on various dates between 2017 and 2021. These same tenants account for 31.88% of minimum rents for the six months ended June 30, 2017 and 0% of minimum rents for the six months ended June 30, 2016.

Note 11 - Related Party Transactions

Lake Mead Crossing and 2700 Ygnacio are managed by GK Development, Inc., the manager of GKIH, under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected for 2700 Ygnacio and 3% of gross monthly revenue collected for Lake Mead Crossing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 8 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

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With respect to related parties, amounts incurred consisted of the following:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$107,454	$54,801
Acquisition fees (2% of the purchase price)	300,000	-
Disposition fees (2% of the selling price)	80,000	-
Brokerage fees (1% of the selling price)	40,000	-
Leasing commissions - capitalized	104,052	8,115
Interest on loans	134,272	56,828
Bond issuance costs	318,697	-
	1,084,475	119,744

GKSI IV, LLC
Interest on loans	395,685	390,398
Loan costs	-	6,006
	395,685	396,404

	$1,480,160	$516,148

At June 30, 2017 and December 31, 2016, $239,845 and $138,773, respectively, was owed to GK Development, Inc., and is included in due to affiliates on the accompanying consolidated balance sheets. Such amounts are in addition to the loan amount owed to GK Development, Inc., as discussed in Note 8.

At June 30, 2017 and December 31, 2016, $65,546 and $67,769, respectively, was owed to GKSI IV, LLC for unpaid accrued interest, which is included in accrued interest on the accompanying consolidated balance sheets. Additionally, GKSI IV, LLC was owed $199,570, at June 30, 2017 and December 31, 2016, for unpaid accrued loan fees, which is included in accrued financing fees payable on the accompanying consolidated balance sheets.

Note 12 – Asset Acquisition of Rental Property

On December 22, 2016, the Company, through Ygnacio Partners, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Ygnacio Partners that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290 (excluding prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a Class A office building. The results from the acquisition has been included in the accompanying consolidated financial statements since that date.

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The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$10,353,173
Rental property and improvements	2,066,116
Leasing commissions	370,705
Above-market leases	372,258
In-place leases	1,935,645
15,097,897

Below-market leases	192,607

Net cash consideration	$14,905,290

Acquisition costs attributable to the acquisition of 2700 Ygnacio, which include acquisition fees and other closing fees totaled $369,573 for the six-month period ended June 30, 2017. Such costs have been capitalized and included in rental properties on the accompany consolidated balance sheets. Acquisition costs of $2,450, attributable to the acquisition of Lake Mead Crossing, incurred during the six months ended June 30, 2016 were charged to expense and are included on the accompanying consolidated statements of operations. The change in the accounting policy with respect to acquisition costs, results from the Company early adopting ASU 2017-01 in January 2017 (Note 1).

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value, is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications, which are Level 2 inputs, as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 8.75%. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 13 – Sale of Rental Property

The Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC (“PDCS”), a current tenant in the rental property, in terms of which LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). The sale closed on March 20, 2017, resulting in a gain on sale of the rental property of $1,738,882, which has been included in gain on sale of rental property on the on the accompanying consolidated statements of operations for the six-month period ended June 30, 2017. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank loan and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development, Inc. loan.

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The following table summarizes the gain on sale of the rental property:

Sales price	$4,000,000
(Less) Cost of sale	(381,095)
Net proceeds from sale	3,618,905

(Less) Net book value of property sold	(1,880,023)

Gain on sale	$1,738,882

Note 14 – Subsequent Events

The consolidated financial statements and related disclosures include evaluation of events up through and including September 25, 2017, which is the date the consolidated financial statements were available to be issued.

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Item 4. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)

Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)

Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(8)

Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director

Date:	September 28, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)

Date:	September 28, 2017

By:	/s/ Michael Sher
Name:	Michael Sher
Its:	Chief Financial Officer of our manager (Principal Financial Officer and Principal Accounting Officer)

Date:	September 28, 2017

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